Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at September 21, 2011

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the nine-month period from November 1, 2010 to July 31, 2011, unless otherwise noted. It should be read in conjunction with the unaudited interim financial statements and related notes as at and for the three- and nine-month periods ended July 31, 2011 together with the Corporation’s 2010 audited financial statements and the related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in the Corporation’s Annual Information Form (“AIF”) under the heading “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

OVERVIEW

Quest is a Canadian-based exploration company focused on the identification and discovery of new REE deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec. The Corporation’s 2009 exploration program led to the discovery of a new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In 2010, the Corporation completed an Inferred Resource Estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. In addition, the Corporation announced the discovery of a new area of REE mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake Project. The Corporation continues to pursue high value rare earth project opportunities throughout North America.

Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading edge geophysical and geochemical techniques to search for ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production.

The Corporation’s shares are listed for trading on NYSE Amex and the TSX Venture Exchange under the trading symbol QRM. Additional information regarding Quest can be found on SEDAR (www.sedar.com), on EDGAR (www.sec.gov) and on Quest’s web site (www.questrareminerals.com).

Recent Developments

On May 9, 2011, the Quebec government launched its “Plan Nord” economic-development program. The Plan Nord promises to be carried out over a period of 25 years. It is intended to lead to over $80 billion in investments during that time and create or consolidate, on average, 20,000 jobs a year, equivalent to 500,000 man-years. The Plan Nord will be to the coming decades what La Manicouagan and James Bay were to the 1960s and 1970s.

QUEBEC, NEWFOUNDLAND AND LABRADOR PROJECTS

Strange Lake Rare Earth Project, Quebec and Newfoundland and Labrador

The Strange Lake property comprises a total of 1,104 claims covering 46,328 hectares, of which 949 claims are in Quebec and 155 claims in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 47,753 hectares. Exploration work on the Strange Lake Project was focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

Revised Resource Estimate – B-Zone Deposit (May 2011)

On May 26, 2011, Quest filed on SEDAR (www.sedar.com) a revised resource estimate for the B-Zone REE deposit prepared in conformity with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The report, prepared by Wardrop, A Tetra Tech Company, of Toronto, Ontario, was based on all 2009 and 2010 diamond-drill results obtained for the deposit. As previously announced by Quest in a press release on April 11, 2011, the technical report contains an Indicated and Inferred category resource estimate for the B-Zone REE deposit within the Strange Lake Project.

The base-case resource was estimated using a Total Rare Earth Oxides (TREO) cut-off grade of 0.95% TREO (Table 1a) and represents sufficient Indicated Resource to satisfy a minimum 25-year open-pit production model for the B-Zone established for Quest’s Preliminary Economic Assessment (“PEA”) study. At this cut-off, the B-Zone hosts an Indicated Resource of 36.4 million tonnes grading 1.16% TREO, 2.17% zirconium oxide (ZrO2), 0.24% niobium pentoxide (Nb2O5), 0.05% hafnium oxide (HfO2) and 0.12% beryllium oxide (BeO). A further Inferred Resource (Table 1b) of 14.4 million tonnes grading 1.11% TREO, 2.02% ZrO2, 0.21% Nb2O5 , 0.05% HfO2 and 0.09% BeO is calculated. It is estimated that Heavy Rare Earth Oxides (HREO) represent between 40% and 51% of the TREO in the deposit. Contained within the Indicated Resource is an outcropping and higher grade “Pegmatite Spine” containing 8.1 million tonnes at 1.66% TREO, 2.77% ZrO2, 0.37% Nb2O5 , 0.06% HfO2 and 0.19% BeO. A further Inferred “Pegmatite Spine” resource of 2.57 million tonnes grading 1.53% TREO, 2.57% ZrO2, 0.30% Nb2O5 , 0.06% HfO2 and 0.15% BeO is calculated.

Table 1a – Indicated Category Resources, B-Zone Deposit, Strange Lake Project, Quebec

TREO %	Density	Tonnage	ZrO2%	Nb2O5%	HfO2%	BeO %	TREO %	HREO %	LREO %	HREO/ TREO
Cut-off	t per m3	t x 1000								Ratio
1.20%	2.72	8,095	2.77	0.37	0.06	0.19	1.655	0.849	0.806	51
1.10%	2.72	12,044	2.59	0.33	0.06	0.17	1.487	0.733	0.754	49
1.00%	2.72	23,052	2.32	0.27	0.05	0.13	1.274	0.586	0.688	46
0.95%	2.72	36,359	2.17	0.24	0.05	0.12	1.164	0.511	0.653	44
0.90%	2.72	60,529	2.06	0.21	0.05	0.10	1.068	0.449	0.619	42
0.85%	2.72	93,139	2.00	0.20	0.05	0.09	1.000	0.408	0.592	41
0.80%	2.72	120,526	1.96	0.19	0.05	0.08	0.961	0.385	0.575	40
0.75%	2.72	135,033	1.94	0.18	0.05	0.08	0.941	0.375	0.566	40
0.70%	2.72	138,967	1.94	0.18	0.05	0.08	0.935	0.372	0.563	40
0.579%	2.72	140,259	1.93	0.18	0.05	0.08	0.933	0.371	0.562	40

Where: HfO2 – hafnium oxide; ZrO2 – zirconium oxide; Nb2O5  – niobium pentoxide; BeO – beryllium oxide

Notes:

1.	Total Rare Earth Oxides (TREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 , Sm2O3, Eu2O3,Gd2O3 , Tb2O3, Tb2O3, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3
2.	Heavy Rare Earth Oxides (HREO) include: Eu2O3 , Gd2O3, Tb2O3, Tb2O3 , Dy2O3, Ho2O3, Er2O3 , Tm2O3, Yb2O3, Lu2O3 and Y2O3.
3.	Light Rare Earth Oxides (LREO) include: La2O3 , Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
4.	Effective date of the resource estimate is April 8, 2011
5.	Resource estimate based on drill core assays from Quest’s 2009 and 2010 assay database.
6.	Wardrop considers a cut-off grade of 0.579 TREO% to be reasonable based on a Whittle pit optimization on the current block model.
7.	Average specific gravity is 2.72 g/cc for the subsolvus rocks and 2.74 g/cc for pegmatite rocks.
8.	The resource estimate has been classified as Indicated and Inferred Resource based on the following criteria:
•

any block estimated on the first pass, using a minimum of three drill holes, at an average distance of less than or equal to 80 m and where the closest point is less than 60 m is classified as Indicated Resources.

•	any block estimated using a minimum of two drill holes at an average distance greater than 80 m is classified as Inferred Resources.
9.	Resource Estimate is based on:
•	A database of 97 drill holes, totaling approximately 17,474 m of diamond drilling, using 8,297 composite samples on 2 m composite lengths.
•	A geological model for pegmatite rocks used an Indicator Kriged (IK) wireframe, defining a 45% probability of achieving pegmatite was generated on a block size of 5 m x 5 m x 5 m.
•	A geological model encompassing the host subsolvus granite rocks was bounded to within 50 m area of influence beyond the outer drill holes.
•

Block model was estimated by Ordinary Kriging (OK) interpolation method on block size 5 m x 5 m x 5 m. The OK estimation was generated on the two separate domains, the subsolvus granites and the pegmatites.

•	Resource Estimate assumes 100% recovery.

Current Work

From May to July 2011, all the contractors for the exploration work to be performed at the Strange Lake Project were selected.

The contract to upgrade the Strange Lake Camp was awarded to Services Forestiers & Exploration GFE Inc. of Lamotte, Quebec. All upgrades were completed by mid-July, 2011. The Strange Lake Camp can accommodate between 90 and 100 people.

Applications for exploration work and drilling permitting for Quebec were submitted and exploration and drilling permits were granted to Quest. As well, applications to the Newfoundland and Labrador government and Nunatsiavut government for exploration and drilling permitting were submitted for work on Quest’s properties and on the Quest-Search Minerals Inc. Joint Venture (Alterra Resources

Inc. Option) property, both within and outside Labrador Inuit Lands (LIL). All the required exploration and drilling permits were granted by the Newfoundland and Labrador government.

Table 1b – Inferred Category Resource, B-Zone Deposit, Strange Lake Project, Québec

TREO %	Density	Tonnage	ZrO2%	Nb2O5%	HfO2%	BeO %	TREO %	HREO %	LREO %	HREO/ TREO
Cut-off	t per m3	t x 1000								Ratio
1.20%	2.73	2,572	2.57	0.30	0.06	0.15	1.532	0.764	0.768	50
1.10%	2.72	4,033	2.36	0.27	0.06	0.13	1.391	0.663	0.728	48
1.00%	2.72	8,299	2.13	0.23	0.05	0.10	1.210	0.535	0.676	44
0.95%	2.72	14,421	2.02	0.21	0.05	0.09	1.109	0.465	0.644	42
0.90%	2.72	26,825	1.94	0.19	0.05	0.08	1.023	0.410	0.613	40
0.85%	2.72	47,205	1.89	0.18	0.05	0.07	0.958	0.372	0.586	39
0.80%	2.72	70,286	1.86	0.17	0.05	0.06	0.915	0.349	0.566	38
0.75%	2.72	84,291	1.84	0.16	0.05	0.06	0.892	0.338	0.554	38
0.70%	2.72	88,383	1.84	0.16	0.05	0.06	0.885	0.335	0.550	38
0.579%	2.72	89,629	1.83	0.16	0.05	0.06	0.882	0.334	0.548	38

All camp material, five diamond drill rigs, and all fuel for the 2011 drilling program were mobilized on site by the end of June. Due to a late spring and bad weather conditions, exploration work at Strange Lake resumed only in mid-July.

Planning for the summer drilling program was completed with subdivision of drilling zones at the B-Zone into priority-based zones. Depths of drilling, spacing of drilling and location of drill holes for inside the B-Zone Shell 63 have been established for an initial draft and are subject to discussion and finalization. Planning of future holes on the Alterra Strange Lake Option Property was also completed.

Prospecting work on license 019134M commenced on June 24, with the goal of defining the source of a strong linear north-south trending magnetic anomaly and possible identification of gold mineralization. Prospecting was completed on June 29. A total of 49 man-days were invested in prospecting this claim during this time frame, with approximately 50 km of total traversing, where distance is rated on a per-group basis. Several samples were collected during this prospecting and assays results are still pending.

The goal of the surface prospecting completed during the month of July was to identify possible grass-root exploration targets within the licenses and claims in the Strange Lake area and/or to sterilize those areas to ensure that there are no targets of economic interest. Property-scale traverses covering major topographic features and regional magnetic anomalies were performed daily in teams of two, consisting of a prospector and student geologist. The work completed to date should be sufficient to cover assessment requirements. Areas have been identified where additional traversing is required either due to the abundance of outcrop or interesting samples. During the property-scale prospecting, approximately 250 km of traverses were completed and 276 samples collected.

On July 18, two Boreal KmB 0.8 drills began turning on the B-Zone. On July 31, a third drill began turning. During the month of July, a total of 20 boreholes were completed for 2,871 metres. Figure 1 summarizes the collar location of all new holes. All holes have intersected pegmatite. Drilling can be subdivided into 17 infill boreholes and three metallurgical (met) holes. The met holes are twins of previously-drilled boreholes. These holes are being completed in anticipation of the Feasibility Study pilot plant and will comprise a composite, deposit-wide, ten-tonne bulk sample.

During this quarter, a total of eight drill-core sample shipments, totaling 576 samples, and six rock sample shipments, totaling 297 samples, were shipped to the ActLabs sample preparation lab in Goose Bay, Labrador. Assay results from the drilling are still pending.

In addition to Quest’s project exploration activities, work related to the pre-feasibility study of the economic potential of the B-Zone REE deposit was undertaken during the period. This work included completion of the open-pit geotechnical review and report, surveys for preparation of an environmental baseline study (fauna and flora field survey work), a topographic survey over the mine site as well as over the proposed trace of the coastal access road to Labrador, and the identification of potential tailings storage and plant sites. Several potential port sites on the Labrador Coast (Anaktalak Bay) have been identified for consideration in the pre-feasibility study.

During the nine-month period ended July 31, 2011, the Corporation decided not to renew 59 claims, of which two were located in Quebec and 57 in Newfoundland and Labrador. A write-down of $1,427 in acquisition costs and $38,558 in exploration costs was recorded relating to these claims.

Future Exploration Activities

The majority of the exploration and pre-feasibility study diamond drilling on the project still remains to be done and will be completed during the fourth quarter of the 2011 fiscal year. Currently, five drills are active on the property, of which four are confined to the various exploration, metallurgical testing and geotechnical drilling-work objectives planned for the area defined by the proposed open-pit mining shell for the B-Zone deposit (108 holes for 12,350 metres). In addition, condemnation drilling over the proposed mill and tailing site areas for potential mine infrastructure (16 holes for 1,200 metres, Figure 2) is to be completed in the fourth quarter of the 2011 fiscal year. In conjunction with the fifth drill rig, Quest plans to complete exploration drilling (67 holes for 8,025 metres) over additional areas of surface-outcropping rare earth mineralization identified on the Strange Lake property during previous reconnaissance exploration efforts. As well, a high-resolution airborne photographic survey will be undertaken over the Strange Lake Alkali Complex area for use in exploration planning and the pre-feasibility study work. In addition, local hydrogeologic surveys and the installation of a permanent weather station on the site are currently underway for completion by the end of October 2011. Detailed mine design, mine schedule, mine-project capital expenditure and operating-expense determinations are in the process of being completed. In addition, bathymetric surveys over Anaktalak Bay, Labrador (a potential port site) are to be completed before freeze-up. Completion of a desktop environmental assessment and an archeological survey of the proposed access road corridor from the site to the coast are also pending.

Misery Lake Rare Earth Project, Quebec and Newfoundland and Labrador

The Misery Lake Property consists of a single claim block comprising 1,685 claims, of which 1,640 claims are in Quebec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,300 hectares. The REE potential of the Misery Lake area was first recognized by a Quest crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% iron oxide (Fe2O3 ), 1.2% phosphorus pentoxide (P2O5), 1.5% titanium dioxide (TiO2) and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. Finally, these programs led to the identification of three large, rare earth-bearing ring features which are characterized as a series of five to six-km diameter, compositionally-zoned ultramafic to granitic alkali complexes. The magnetic rings are aligned in an approximate north-south direction. The Misery Lake geology is analogous to the Lovozero Peralkaline

Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work

From May to July 2011, all of the logistics for the 2011 exploration program at Misery Lake were completed. The lease agreement for the Lac Frontière Camp was approved and signed and all fuel was transported to the site. Boreal Drilling agreed to supply one drill to carry out the drilling program at Misery Lake. Prospectors and geologists were hired from Exploration Sans Frontière of Sept-Iles, Quebec to carry out the detailed prospecting and mapping program.

Applications for exploration work and drilling permitting at Misery Lake were submitted to the Quebec government, and the exploration and drilling permits were granted to Quest.

During the nine-month period ended July 31, 2011, the Corporation dropped one license consisting of 91 of the then-136 claims in Newfoundland and Labrador. A write-down of $320 in exploration costs was recorded relating to these claims during the nine-month period ended July 31, 2011.

Figure 1 – B-Zone Drillhole (Planned and Completed) Location Map, Strange Lake Project, Quebec

Due to a late spring and bad weather conditions, exploration work at Misery Lake resumed only at the end of July 2011.

Future Exploration Activities

Quest plans to complete a program of mapping, prospecting, rock-geochemical sampling and 7,500 m of diamond drilling on the property to follow-up on the numerous REE targets identified from its field exploration efforts. Prospecting and geological-mapping crews are currently evaluating numerous high-potential REE targets with the objective of developing targets for diamond drilling toward the end of September 2011.

Applications for exploration work and drilling permitting at Misery Lake were submitted to the Quebec government and the exploration and drilling permits were granted to Quest.

Figure 2 – Conceptual Mine Site Layout, B-Zone REE Deposit, Strange Lake Project, Quebec

Alterra-Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares immediately to the east of Quest’s 100%-owned Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in an REE property adjacent to its Strange Lake claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (Figure 3).

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search Minerals”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search Minerals, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Newfoundland and Labrador.

Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the foregoing payments, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, and by issuing an additional 150,000 common shares to Alterra and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Current Work

Currently, geological mapping and reconnaissance prospecting work is being completed in order to assess REE targets on the property. In addition, diamond drilling to evaluate the economic potential of REE mineralization discovered during winter drilling of the A-Zone, located approximately three km south-southeast of Quest’s B-Zone REE deposit (Figure 4), will soon be initiated. During the winter program, strong, near-surface pegmatite- and aplite-style REE mineralization was intersected. Drilling indicated the occurrence to be a set of relatively flat-dipping horizontal sheets. The mineralization has been defined over vertical thicknesses of almost 46.0 m.

Figure 3 – Alterra/Search Minerals Option Property Location Map, Western Labrador

Assessment reports were submitted for Quest’s Alterra Option property to the Newfoundland and Labrador government. The reports included all winter drilling. Acceptance of these reports is pending. Quest delivered a complete report and all associated data from its winter drilling on the property, 15,000 Quest shares and a $100,000 cash payment to Search Minerals on June 13, 2011.

Future Exploration Activities

Diamond drilling of areas of known REE mineralization is planned for the fourth quarter of the 2011 fiscal year.

The results from Quest’s previous winter diamond-drilling program were:

							HREO/TREO %
ALT11001	2.00	84.00	82.00	0.49	0.30	0.19	38.75
ALT11001	2.00	34.00	32.00	0.31	0.20	0.12	37.04
ALT11001	29.35	39.50	10.15	0.72	0.41	0.31	42.72
ALT11001	34.00	84.00	50.00	0.60	0.37	0.24	39.32
ALT11001	34.12	38.67	4.55	1.03	0.58	0.45	43.99

ALT11002	4.92	77.23	72.31	0.84	0.34	0.49	58.97
ALT11002	11.48	57.45	45.97	1.13	0.42	0.71	62.65
ALT11002	19.03	43.00	23.97	1.78	0.60	1.18	66.46
ALT11002	22.00	36.74	14.74	2.37	0.70	1.67	70.38
ALT11002	22.00	24.00	2.00	2.59	0.92	1.67	64.41
ALT11002	28.26	32.77	4.51	4.37	0.96	3.41	77.99
ALT11002	38.58	42.00	3.42	1.10	0.64	0.46	41.95
ALT11002	56.30	57.45	1.15	2.01	0.73	1.28	63.68

ALT11003	1.03	81.58	80.55	0.58	0.36	0.23	38.71
ALT11003	1.03	26.28	25.25	0.69	0.45	0.24	34.16
ALT11003	33.53	40.25	6.72	1.11	0.58	0.53	47.74
ALT11003	33.53	61.55	28.02	0.72	0.40	0.32	44.44
ALT11003	48.52	53.62	5.10	1.15	0.71	0.44	38.50
ALT11003	58.61	58.96	0.35	1.61	0.60	1.02	63.04
ALT11003	61.30	61.55	0.25	2.07	0.70	1.37	66.14

Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3 =lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3 =samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3 =dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide (*), Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3 =lanthanum oxide, Ce2O3=cerium oxide, Pr2O 3=praseodymium oxide, Nd2O3 =neodymium oxide, Sm2O3=samarium oxide; HREO=heavy rare earth oxides, includes Y2O3 =yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3 =dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O 3=thulium oxide, Yb2O3 =ytterbium oxide, Lu2O3=lutetium oxide. The principal Rare Earth Oxides (REO) on the Alterra property are depicted by an asterisk (*).

Ramusio Rare Earth Project, Quebec and Newfoundland and Labrador

The Ramusio Property consists of a single claim block comprising 53 claims including 36 claims in Quebec and 17 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 1,817 hectares. Quest acquired these claims as a result of Regional Airborne Magnetic data recently released by the Newfoundland and Labrador government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.

A total of 41 of the 58 claims located in Newfoundland and Labrador were dropped during the nine-month period ended July 31, 2011. A write-down of $2,460 in acquisition costs was recorded relating to these claims.

Future Exploration Activities

More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. A combined prospecting and mapping program has been proposed for 2011.

Figure 4 – Alterra/Search Minerals Option Property Compilation and Drillhole Location Map, Western Labrador

Nanuk Uranium Project, Quebec

The Nanuk Property consists of a single claim block comprising 334 claims and totaling 16,188 hectares. The property is located within the George River Area approximately 175 km northeast of Schefferville and 60 km south of the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area one km wide by four km long, have been identified on the property since its acquisition. This good continuity of uranium mineralization is associated with a sequence of tightly folded, medium to coarse-grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole, borehole NA09-1, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.

A total of 266 of the 600 claims were dropped during the nine-month period ended July 31, 2011 in the southern and northern parts of the property, where previous work did not return any significant results. A write-down of $22,525 in acquisition costs and $117,556 in exploration costs was recorded relating to these claims.

Future Exploration Activities

The Corporation plans to maintain the remaining claims in good standing and is currently seeking an exploration partner to carry forward exploration on the project.

Voisey’s Bay, Newfoundland and Labrador

The Voisey’s Bay project consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

Current and Future Exploration Activities

In order to better assess the topography of the property and determine the accurate geometry of the coastal outline, a high-resolution airborne photographic survey is ongoing. The results will be incorporated into the Corporation’s Pre-Feasibility Study which is currently underway.

Plaster Rock Uranium and Copper Project, New Brunswick

Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81- claim property comprises 1,296 hectares and straddles an eight-kilometre long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated as well as certain known soil geochemical anomalies. This combined prospecting, mapping and trenching program was successful in identifying two new copper and uranium anomalous zones.

A total of 116 of the 197 claims were allowed to lapse during the nine-month period ended July 31, 2011, in the northern and western parts of the property where previous work did not return any significant results. A write-down of $53,737 in acquisition costs and $23,383 in exploration costs was recorded relating to these claims.

Current and Future Exploration Activities

Due to the Corporation’s focus on its Quebec and Newfoundland and Labrador projects in 2011, limited exploration work was conducted on the property. The current Plaster Rock claim block covers all significant uranium and copper showings within the Carboniferous Formation (Red Beds).

Other Projects: Quebec, Newfoundland and Labrador, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on minor projects and potential projects which have not evolved into “Name-designated” projects as of July 31, 2011. Based on an ongoing review and analysis of these projects and their accumulated expenditures, the Corporation decided to write-off all of the incurred mining acquisition costs and deferred exploration expenditures related to the potential projects which have not evolved into “Name-designated” projects as of July 31, 2011.

Qualified Person

Peter J. Cashin, P. Geo., is the qualified person on the exploration projects presented in this report under National Instrument 43-101 Standards of Disclosure for Mineral Projects and was responsible for the contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results

The following table presents unaudited financial information for the eight most recently-completed financial quarters:

	2011			2010				2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Revenues	164,778	167,812	153,304	3,291	2,514	1,137	5,026	352
Net loss	(858,092)	(1,067,883)	(7,550,716)	(2,166,765)	(367,294)	(1,719,227)	(427,194)	(872,072)
Basic and fully diluted net loss per share	(0.01)	(0.02)	(0.13)	(0.05)	(0.01)	(0.04)	(0.01)	(0.03)

Dividend Policy

The Corporation does not intend to pay dividends in the foreseeable future. Any decision to pay dividends will be at the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors as the Board of Directors may consider relevant. The Corporation has not paid any dividends and has no retained earnings from which it might pay dividends.

Results of Operations

Three-month period ended July 31, 2011 compared with the three-month period ended July 31, 2010

Revenue, consisting of interest income of $149,629 ($2,514 – 2010) and operator’s fees of $15,149 ($Nil – 2010), totaled $164,778 for the three-month period ended July 31, 2011 as compared to $2,514 for the three-month period ended July 31, 2010. Interest income included interest earned on funds on deposit and accrued interest on investments held-to-maturity, which was derived from equity financings and the exercise of stock options and warrants. Operator’s fees resulted from an exploration and option agreement with Search Minerals on the Alterra-Strange Lake Project.

Expenses for the three-month period ended July 31, 2011, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $1,022,870 as compared to $369,808 for the three-month period ended July 31, 2010.

For the three-month period ended July 31, 2011, the Corporation reported a net loss of $858,092 as compared to a net loss of $367,294 for the three-month period ended July 31, 2010. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $989,714 ($285,048 – 2010). The increase of $704,666 related to the following variations:

•

Professional fees increased by $102,891 to $187,759 ($84,868 – 2010) and consisted of higher legal fees of $27,872 related mainly to the Corporation’s filing of a Form 40-F with the United States Securities and Exchange Commission (“SEC”), an application for the listing of its common shares on NYSE Amex, higher accounting expenses of $51,350 related to the adoption of IFRS for fiscal 2012, and compliance with regulatory requirements. Consulting and Other fees rose by $23,669 due to the significant increase in activities of the Corporation during 2011 compared to 2010.

•

Investor-relations expenses totaled $422,637 for the three-month period ended July 31, 2011 compared to $80,817 for the three-month period ended July 31, 2010. The net increase of $341,820 related mainly to higher investor-relations activities, international-marketing initiatives and shareholders’ communication and corporate-development expenses and the listing and commencement of trading on NYSE Amex on May 23, 2011. The major variations included: an increase in Stock transfer and listing fees of $2,701 to $12,413 ($9,712 – 2010); an increase of $171,504 in Advertising, promotion, conferences, printing, investor-relations fees and dissemination of material and related expenses to $234,801 ($63,297 – 2010) and an increase of $167,615 to $175,423 ($7,808 – 2010) of which $80,443 related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees and quarterly reports to shareholders and $87,172 related to the costs associated with the requirement, as an SEC registrant, to convert the applicable documents into the required format and file them on EDGAR (www.sec.gov).

•

Administration expenses increased by $259,955 to $379,318 for the three-month period ended July 31, 2011 from $119,363 for the three-month period ended July 31, 2010. The main components of this variation consisted of an increase of $43,438 in administrative salaries and wage levies to $60,396 ($16,958 – 2010); an increase in Head Office expenses of $5,175 to $10,275 ($5,100 – 2010); an increase in Directors’ and Officers’ liability insurance expenses of $14,354 to $18,105 ($3,751 – 2010); an increase in Education and training expenses of $442 to $2,585 ($2,143 – 2010); an increase of $197,707 in Stock-based compensation costs to $277,642 ($79,935 – 2010); offset by a decrease of $1,161 in other office expenses to $10,315 ($11,476 – 2010). The costs related to Stock-based compensation for the three-month period ended July 31, 2011 totaled $609,094 ($82,294 – 2010) and consisted of $331,452 ($2,359 – 2010) which was included in Mining properties and deferred costs and $277,642 ($79,935 – 2010) which was included in Administration expenses. The significant increase in Stock-based compensation expenses was related to the cost of the stock options as determined using the Black Scholes option pricing valuation model.

During the three-month period ended July 31, 2011, the Corporation recorded a write-down of mining properties and deferred costs of $24,056 ($72,360 – 2010). The costs of mining properties and deferred costs are capitalized until an ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the three-month period ended July 31, 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties totaled $4,886,998 for the three-month period ended July 31, 2011 ($2,897,056 – 2010) and consisted of $4,510,286 ($2,860,974 – 2010) in exploration expenses, $331,452 ($2,359 – 2010) in stock-based compensation expense and $45,260 ($33,723 – 2010) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $Nil ($1,225,274 – 2010) relating to these expenditures as there remains $4,302,805 ($Nil – 2010) in eligible exploration expenditures to be incurred pursuant to flow-through share agreements.

The Corporation has recognized its Investments held-for-trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. Investments held-to-maturity are measured at amortized cost using the effective interest rate method of amortization. During the three-month period ended July 31, 2011, $69,395 was recognized as interest income on the held-to-maturity investments ($Nil – 2010) and $9,100 was recognized as an unrealized loss on the held-for-trading investments ($12,400 – 2010).

Nine-month period ended July 31, 2011 compared with the nine-month period ended July 31, 2010

Revenue, consisting of interest income of $470,745 ($8,677 – 2010) and operator’s fees of $15,149 ($Nil – 2010), totaled $485,894 for the nine-month period ended July 31, 2011 as compared to $8,677 for the nine-month period ended July 31, 2010. Interest income included interest earned on funds on deposit and accrued interest on investments held-to-maturity, which was derived from equity financings and the exercise of stock options and warrants. Operator’s fees resulted from an exploration and option agreement with Search Minerals on the Alterra-Strange Lake Project.

Expenses for the nine-month period ended July 31, 2011, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $9,962,585 as compared to $2,522,392 for the nine-month period ended July 31, 2010.

For the nine-month period ended July 31, 2011, the Corporation reported a net loss of $9,476,691 as compared to a net loss of $2,513,715 for the nine-month period ended July 31, 2010. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, Investor relations and Administration expenses totaled $9,599,396 ($2,251,610 – 2010). The increase of $7,347,786 related to the following variations:

•

Professional fees increased by $542,712 to $740,624 ($197,912 – 2010) and consisted of higher legal fees of $179,822 and accounting fees of $228,404 related mainly to the Corporation’s audit, the filing of a Form 40-F with the SEC, an application for the listing of its common shares on NYSE Amex, adoption of IFRS for fiscal 2012 and compliance with regulatory requirements. Consulting and Other fees rose by $134,486 due to the significant increase in activities of the Corporation during 2011 compared to 2010.

•

Investor-relations expenses totaled $1,170,403 for the nine-month period ended July 31, 2011 compared to $415,659 for the nine-month period ended July 31, 2010. The net increase of $754,744 related mainly to the listing and commencement of trading on the NYSE Amex on May 23, 2011 together with higher investor-relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses. The major variations included: an increase in Stock transfer and listing fees of $107,323 to $136,486 ($29,163 – 2010); an increase of $501,683 in Advertising, promotion, conferences, printing, investor-relations fees and dissemination of material and related expenses to $803,263 ($301,580 – 2010) and an increase of $145,738 to $230,654 ($84,916 – 2010) of which $58,566 related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees and quarterly reports to shareholders and $87,172 related to the costs associated with the requirement, as an SEC registrant, to convert the applicable documents into the required format and file them on EDGAR (www.sec.gov).

•

Administration expenses increased to $7,688,369 for the nine-month period ended July 31, 2011 from $1,638,039 for the nine-month period ended July 31, 2010. The main components of this variation consisted of an increase of $91,374 in administrative salaries and wage levies to $161,262 ($69,888 – 2010); an increase in Head Office expenses of $23,393 to $37,493 ($14,100 – 2010); an increase in Directors’ and Officers’ liability insurance expenses of $17,520 to $28,614 ($11,094 – 2010); an increase of $5,914,465 in Stock-based compensation costs to $7,398,575 ($1,484,110 – 2010); an increase of $9,975 in other office expenses to $37,041 ($27,066 – 2010); offset by a decrease in Education and training expenses of $6,397 to $25,384 ($31,781 – 2010). The costs related to Stock-based compensation for the nine-month period ended July 31, 2011 totaled $8,863,792 ($1,714,289 – 2010) and consisted of $1,465,217 ($230,179 – 2010) which was included in Mining properties and deferred costs and $7,398,575 ($1,484,110 – 2010) which was included in Administration expenses. The significant increase in Stock-based compensation expenses was related to the cost of the stock options as determined using the Black Scholes option pricing valuation model.

During the nine-month period ended July 31, 2011, the Corporation recorded a write-down of mining properties and deferred costs of $351,889 ($235,353 – 2010). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the nine-month period ended July 31, 2011, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 6 to the interim financial statements totaled $9,708,961 for the nine-month period ended July 31, 2011 ($4,225,035 – 2010) and consisted of $8,152,357 ($3,843,525 – 2010) in exploration expenses, $1,465,217 ($230,179 – 2010) in stock-based compensation expense and $91,387 ($151,331 – 2010) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $Nil ($1,631,099 – 2010) relating to these expenditures as there remains $4,302,805 ($Nil – 2010) in eligible exploration expenditures to be incurred pursuant to flow-through share agreements.

The Corporation has recognized its Investments held-for-trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. Investments held-to-maturity are measured at amortized cost using the effective interest rate method of amortization. During the nine-month period ended July 31, 2011, $175,736 was recognized as interest income on the held-to-maturity investments ($Nil – 2010) and $11,300 was recognized as an unrealized loss on the held-for-trading investments ($29,400 – 2010).

ADMINISTRATION EXPENSES

The table below details the amounts included in Administration expenses for the three- and nine-month periods ended July 31, 2011 and 2010:

	Three-month period ended July 31		Nine-month period ended July 31
	2011 $	2010 $	2011 $	2010 $
Office Expenses
Salaries	60,396	16,958	161,262	69,888
Education and Training	2,585	2,143	25,384	31,781
Insurance	18,105	3,751	28,614	11,094
Head Office	10,275	5,100	37,493	14,100
Office Supplies and Other	11,007	9,892	33,308	23,991
Bank Charges	65	593	2,069	1,662
Foreign Exchange	(757)	991	1,664	1.413
Stock-based Compensation	277,642	79,935	7,398,575	1,484,110

	379,318	119,363	7,688,369	1,638,039

Liquidity and Capital Resources

Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will depend on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property, including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

Nine-month period ended July 31, 2011 compared with the nine-month period ended July 31, 2010

The Corporation’s main sources of funding are equity markets, outstanding warrants and options.

As at July 31, 2011, the Corporation had cash of $29,292,750 ($3,573,713 – 2010) of which $4,302,805 ($Nil – 2010) is restricted in use for exploration expenditures pursuant to flow-through agreements. In addition, the Corporation had $25,175,736 ($Nil – 2010) invested in Canadian provincial bonds and AAA-rated Canadian corporate bond securities and $20,300 ($25,600 – 2010) invested in Canadian equity securities pursuant to mining property agreements. The Corporation has no long-term borrowings.

During the nine-month period ended July 31, 2011, the Corporation raised cash proceeds of $15,964,157 ($1,689,862 – 2010) consisting of: $374,749 ($36,206 – 2010) from the exercise of stock options and $15,589,408 ($1,653,656 – 2010) from the exercise of warrants.

Based on its planned expenditures for the immediate term, the Corporation has sufficient funds for its operations through to the end of its next fiscal year (October 31, 2012) and beyond.

Commitments

The Corporation has a lease for its premises and other operating leases. For the next five years, the Corporation’s minimum annual rental payments total $771,178 as detailed in Note 12 to the interim financial statements.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Income Taxes

A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions applicable to the related Canadian exploration expenditures (“CEE”) are renounced in favour of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date on which the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expenditures will be made.

As at July 31, 2011, the Corporation had $11,500,000 available to be renounced pursuant to its flow-through share arrangements. The tax impact related to the renunciation will be recorded at the date on which the Corporation files the renunciation documents with the tax authorities. As at July 31, 2011, a balance of $4,302,805 from the $11,500,000 of qualified exploration expenditures remains to be incurred pursuant to the flow-through share arrangements. All qualified exploration expenditures incurred by the Corporation in excess of the $11,500,000 will be eligible for tax credits.

Related-Party Transactions

All of the following related-party transactions were in the normal course of operations and were measured at the exchange amounts.

During the three- and nine-month periods ended July 31, 2011 and 2010, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the three-month period ended July 31, 2011, the total amount for such services provided was $Nil ($37,375 – 2010) of which $Nil ($25,300 – 2010) was recorded in mining properties and deferred costs and $Nil ($12,075 – 2010) in administration expenses. For the nine-month period ended July 31, 2011, the total amount for such services provided was $52,800 ($112,925 – 2010) of which $30,400 ($73,825 – 2010) was recorded in mining properties and deferred costs and $22,400 ($39,100 – 2010) in administration expenses.

During the three- and nine-month periods ended July 31, 2011, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended July 31, 2011, the total for such services was $66,158 ($53,336 – 2010) and was recorded in professional services. For the nine-month period ended July 31, 2011, the total for such services was $266,931 ($127,527 – 2010) and was recorded in professional services. As at July 31, 2011, an amount of $3,966 ($307,405 – October 31, 2010) owing to this law firm was included in accounts payable and accrued liabilities.

CAPITAL STOCK

a)	The authorized and issued capital stock of the Corporation consists of the following:

Authorized:

An unlimited number of no par value common shares

	Number of Shares	Amount
	#	$
Issued:
Balance at beginning, October 31, 2010	57,568,506	55,110,324

Issuance of shares for warrants	3,499,510	21,150,951
Issuance of shares for stock options	646,668	687,682
Issuance of shares on acquisition of mining properties	15,000	28,305

Balance at July 31, 2011 and September 21, 2011	61,729,684	76,977,262

b)	Stock option plan

	Number of Options	Weighted Average Exercise Price
	#	$
Balance at beginning October 31, 2010	3,260,002	1.50

Granted	2,275,000	4.72
Exercised	(646,668)	0.58

Balance at July 31, 2011	4,888,334	3.12

Granted	120,000	4.25

Balance at end, September 21, 2011	5,008,334	3.15

The fair value of stock options granted during the nine-month period ended July 31, 2011 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

2011
Risk-free interest rate	1.88%
Expected volatility	150%
Dividend yield	Nil
Expected life (in years)	4.87
Fair value at grant date	$4.19

c)	Warrants

	Number of Warrants	Average Exercise Price
	#	$
Balance at beginning October 31, 2010	6,814,995	4.56

Exercised	(3,499,510)	4.45

Balance at July 31, 2011 and September 21, 2011	3,315,485	4.67

Financial Instruments

The Corporation’s financial instruments consist of cash, investments, and accounts payable and accrued liabilities. Due to their short-term nature, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial-instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is not exposed to any significant credit risk as at July 31, 2011. The Corporation’s cash is deposited with major Canadian chartered banks and is held in highly-liquid investments. Interest earned on Canadian and U.S. cash deposits fluctuated daily during the period at various rates from 0.10% to 0.35% per annum.

The policy of the Corporation is to invest in short-term Government of Canada bonds, Canadian provincial bonds or AAA-rated Canadian corporate bond securities. Effective interest earned on investments held-to-maturity ranges from 0.97% to 1.67% per annum and these investments mature between July 2011 and December 2012. In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds. The Corporation’s receivables consist of commodity taxes receivable and tax credits receivable and are therefore not subject to significant credit risk.

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term-debt financing and has not paid any dividends. As well, the Corporation is not subject to any externally-imposed capital requirements, either regulatory or contractual.

Critical Accounting Estimates

The Corporation’s financial statements are prepared in accordance with Canadian GAAP, applied on a consistent basis. The Corporation’s critical accounting estimates include recoverability of mining properties and deferred costs, and stock-based compensation and warrants expense. For a more detailed discussion of the Corporation’s critical accounting estimates, please refer to the management’s discussion and analysis included in the Corporation’s 2010 Annual Report. There have been no material changes to accounting estimates since October 31, 2010.

Changes in Accounting Policies

During the nine-month period ended July 31, 2011, the Corporation did not adopt any new accounting policies.

International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. As the Corporation’s year end is October 31, the Corporation will issue its first interim financial statements prepared under IFRS in the first quarter of its 2012 fiscal year. This will require the restatement, for comparative purposes, of its October 31, 2011 financial statements as well as an IFRS-based opening balance sheet as at November 1, 2010.

The determination of the total financial impact of the adoption of IFRS has not been quantified at this time; however, the Corporation envisages a significant increase in disclosure and reporting requirements under IFRS. At the present time, the Corporation does not foresee any significant changes to its current accounting and information systems and does not expect significant changes to its business activities with respect to the conversion to IFRS.

The following areas have been identified as potentially having a significant impact on the Corporation’s financial statements:

•	IFRS 2 – Share-based Payment

Under Canadian GAAP, a corporation has the option to recognize the total value of the award on a straight-line basis over the employment period necessary to vest the award or through graded vesting whereby each tranche in an award is treated as a separate grant with a different vesting date and fair value as required under IFRS. Furthermore, contrary to Canadian GAAP, a corporation is required to estimate the number of awards expected to vest, instead of posting the forfeiture of awards when they occur.

As the Corporation already recognizes its stock options grants on a graded vesting basis, it does not expect the adoption of IFRS 2 to have a significant impact on the Corporation’s financial statements.

•	IFRS 6 – Exploration for and Evaluation of Mineral Resources

Under Canadian GAAP, the Corporation capitalizes the cost of mining properties and related exploration on an individual basis since inception until such time as an economic ore body is defined or the prospect is abandoned. Costs include the cash consideration, net of tax credits, and the fair value of shares issued for the acquisition of the mining properties. Properties acquired under option agreements are recorded in the accounts at such time as the payments are due. An impairment loss is recognized when the Corporation determines that the individual mining properties and deferred costs are not recoverable and exceed the estimated fair value.

IFRS currently allows an entity to retain its existing accounting policies related to exploration for and evaluation of mineral properties, subject to some restrictions. The Corporation expects to retain its current policy of deferring exploration and evaluation expenditures until such time as the properties are either put into production, sold or abandoned.

Under IFRS, the exploration and evaluation assets must be classified as either tangible or intangible assets according to the nature of the assets acquired. The Corporation will classify its assets accordingly.

Also under IFRS, the carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies: exploration rights have/will expire in the future; no future substantive exploration expenditures are budgeted; no commercially-viable quantities discovered and exploration and evaluation activities will be discontinued; or exploration and evaluation assets are unlikely to be fully recovered from successful development or sale. If any such indication exists, then the asset’s recoverable amount is estimated.

•	IAS 12 – Accounting for Income Taxes

Under Canadian GAAP, the recommendations of EIC 146 with respect to the accounting for flow-through shares resulted in the Corporation reducing the net proceeds of the flow-through share issuance by the future tax liability of the Corporation arising from the renunciation of the exploration and development expenditures in favour of the flow-through subscribers.

On the transition to IFRS, the Corporation will allocate the proceeds of the flow-through share issuance between the offering of the common shares and the premium associated with the sale of tax benefits when the common shares are offered. The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors and reversed in the Statements of Operations, Comprehensive Loss and Deficit either as the Corporation incurs eligible expenditures or when the Corporation files the renunciation documents with the tax authorities.

•	IAS 32 – Financial Statement Presentation

Under Canadian GAAP, no particular method is prescribed for assigning a carrying amount to the liability and equity components of a convertible debt. Currently, it is acceptable to assign the less-easily measurable equity component as a residual value or allocate the total proceeds based on the relative fair value of the equity and liability components. In connection with the SIDEX convertible debt issued on September 3, 2010, the Corporation allocated the total proceeds based on the relative fair value of the equity and liability components.

Under IFRS, the Corporation will be required to: indentify the various components of the convertible debt; determine the fair value of the liability component; and determine the equity component as a residual amount.

The implementation of all changes approved during the transition to IFRS will allow the preparation of the interim financial statements as of January 31, 2012 (with comparative figures as of January 31, 2011) with the opening balance sheet as of November 1, 2010. The Corporation confirms that it will be able to establish the interim financial statements as of January 31, 2012 in accordance with IFRS.

Risk Factors

Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited interim financial statements and other financial information relating to the Corporation included in this report. The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgments of management.

The Board of Directors must ensure that management fulfils its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of three independent directors who are not members of management. The Audit Committee meets with management to discuss the unaudited interim financial statements prior to their submission to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Corporation’s financial statements.

(Signed) Peter J. Cashin President & Chief Executive Officer	(Signed) Mark Schneiderman Chief Financial Officer